

April 17, 2012

Via E-mail
Mr. Serge C.P. Belamant
Chief Executive Officer
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa

    Re: **Net 1 UEPS Technologies, Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2011
             Filed August 25, 2011
             File No. 000-31203

Dear Mr. Belamant:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail: marjorie.adams@dlapiper.com
       Marjorie Sybul Adams, Esq.
       DLA Piper LLP